SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2003

                      CIBA SPECIALTY CHEMICALS HOLDING INC.

             (Exact name of Registrant as specified in its charter)

                               Klybeckstrasse 141
                                   4002 Basel
                                  Switzerland

                    (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F    x                        Form 40-F
                      ---                                  ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                    No   x
                      ---                                  ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))



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                     CIBA SPECIALTY CHEMICALS HOLDING INC.

On May 22, 2003, Ciba Specialty Chemicals Holding Inc. ("Ciba"), a stock corporation, received confirmation that the filing of the notarial deed (including the Amended Articles of Association) had been entered into the diary of the commercial register in Basel, Switzerland. As such, the capital reduction of the par value of Ciba's shares from CHF 9 per share to CHF 6 per share had been consummated and the associated payment to shareholders of CHF 3 per share will be paid on May 23, 2003 (see attached notice). A report of the statutory auditors prepared by Ernst & Young Ltd ("E&Y") was also filed with the commercial register. A copy of English translations of the Amended Articles of Association, E&Y report and notice to the Swiss Exchange and a copy of the Swiss commercial register are attached hereto as Exhibits 3.1, 99.1, 99.2 and 99.3, respectively, and incorporated by reference herein.


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




                                 EXHIBIT INDEX
                                 -------------

     Exhibit       Description
     -------       -----------

         3.1       English Translation of the Amended Articles of Association

        99.1 English Translation of Ernst & Young Ltd Report of the Statutory Auditors

        99.2       English Translation of the Swiss Exchange Notice

        99.3       Swiss Commercial Register


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


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Ciba Specialty Chemicals Holding Inc.
                                        -------------------------------------
                                        (Registrant)



Date  May 23, 2003          By /s/ Oliver Strub         /s/ Max Dettwiler
                               -----------------------------------------------
                               Oliver Strub             Max Dettwiler
                               Senior Corporate Counsel Head Taxes & Corporate
                                                        Law









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